Exhibit 99.1

CORPORATE RELEASE
STATS ChipPAC Announces Resignation of Directors
United States — 8/24/2007, Singapore — 8/24/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced the resignation of the following directors with effect from August 24, 2007:
(a)	Mr. Lim Ming Seong;
(b)	Mr. Steven H. Hamblin;
(c)	Mr. Richard J. Agnich;
(d)	Dr. Park Chong Sup; and
(e)	Dr. Robert W. Conn
“On behalf of the Board, I would like to express our appreciation to Ming Seong, Steve, Dick, CS Park and Bob for their past contribution to the Board. They have played a key role in the transformation and success of the Company. Their active contribution to deliberations at the Board and their insights, experience and wise counsel will be missed,” said Charles Wofford, Chairman of STATS ChipPAC.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq Stock Market (NASDAQ) and the Singapore Exchange Securities Trading Limited (SGX-ST). In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

Singapore Contact:
Tham Kah Locke
Vice President, Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
US Contacts:
Lisa Lavin
Marcom Manager
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com
The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com